SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                               SCHEDULE 13D/A

                        INFORMATION TO BE INCLUDED IN
              STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 3)

                                  TIVO INC.
---------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
---------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  888706108
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                                (CUSIP Number)

                            Paul T. Cappuccio, Esq.
                 Executive Vice President and General Counsel
                             AOL Time Warner Inc.
                             75 Rockefeller Plaza
                           New York, New York 10019
                               (212) 484-8000

                                   Copy to:

                             David J. Sorkin, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                (212) 455-2000
--------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 30, 2001
--------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

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CUSIP No. 888 706108                                        Page 2 of 51


          AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly owned subsidiary, America Online, Inc., a Delaware corporation ("America Online") (collectively, the "Reporting Persons"), hereby file this Amendment No. 3 ("Amendment No. 3") to amend and supplement the Statement on
Schedule 13D originally filed on June 23, 2000, previously amended and supplemented by Amendment No. 1 filed on September 22, 2000 and Amendment No. 2 filed on January 23, 2001 (collectively, the "Statement"), with respect to the common stock, par value $0.001 per share ("TiVo Common Stock"), of TiVo Inc., a Delaware corporation ("TiVo"). Capitalized terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Statement. The Statement is hereby amended and supplemented by this Amendment No. 3.


Item 2.   Identity and Background.

          The response to Item 2 of the Statement is hereby amended by deleting paragraph six thereof in its entirety.


Item 5.   Interest in Securities of TiVo.

          The response to Item 5 of the Statement is hereby amended and supplemented by inserting immediately after paragraph five thereof the following new paragraphs six, seven and eight:

          "On January 30, 2001, America Online and TiVo entered into a Second Amendment to the Investment Agreement (the "Second Amendment"). Pursuant to the Second Amendment, (i) the Warrant to purchase 2,308,475 Warrant Shares that was issued in the form of warrant attached as Exhibit D to the Investment Agreement and (ii) the Warrant to purchase 295,428 Warrant Shares that was issued in the form of warrant attached as Exhibit E to the Investment Agreement were each amended and restated to reduce the exercise price of each Warrant to $7.29 (the "Amended Warrants"). The Amended Warrants were issued in the forms of warrant attached as Exhibits B and C to the Second Amendment, which is being filed as Exhibit 7 to the Statement. Pursuant to the Investment Agreement, as amended, $91.5 million of the proceeds of America Online's investment in TiVo had been deposited by TiVo into an escrow account for use in accordance with the Product Integration and Marketing Agreement, dated as of June 9, 2000, by and between America Online and TiVo (the "Commercial Agreement"). In consideration for the repricing of the warrants described above, America Online consented to the release from escrow to TiVo of $43.5 million.

          On August 17, 2000, TiVo appointed Mr. Barry Schuler, Chairman of the Board and Chief Executive Officer of America Online, as a director of TiVo and, in connection therewith, granted him options (the "Options")to purchase 20,000 shares of TiVo Common Stock with an exercise price of $18.3125 per share. The Options become exercisable in twenty-four equal installments on each monthly
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CUSIP No. 888 706108                                        Page 3 of 51

anniversary of the grant date for twenty-four months, beginning on September 17, 2000. Mr. Schuler intends to transfer the legal or beneficial ownership of the Options to America Online."


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of TiVo.

          The response to Item 6 of the Statement is hereby amended and supplemented by inserting new paragraphs one and two to read in their entirety as follows:

          "The Investment Agreement, as amended, provides that if (i)(a) the bona fide commercial release and deployment of hardware for an integrated AOL/TiVo television service (the "Set Top Box Launch") has not occurred by December 31, 2001, or another mutually agreeable date, and (b) America Online has not committed an uncured breach of the Commercial Agreement, or (ii) TiVo breaches certain of its financial covenants set forth in the Investment Agreement, America Online shall have the right, exercisable for a period of 90 days, to require TiVo to repurchase a number of Preferred Shares having an initial liquidation equal to the amount of funds held in escrow (excluding any interest earned on such funds). If the aggregate initial liquidation value of the Preferred Shares is less than such amount of escrowed funds, America Online has the right to require TiVo to repurchase shares of its Common Stock in an amount equal to the difference between the aggregate initial liquidation value of the Preferred Shares and the amount of escrowed funds. The aggregate purchase price for the repurchase of shares described above shall be deemed paid by the release to America Online of all of the escrowed funds (including all interest included in the escrowed funds); provided that the amount of interest earned on funds deposited into the escrow account to be released to America Online shall be reduced by the amount of dividends actually paid in cash to America Online on the preferred shares, subject to a maximum equal to the amount of all such interest. If the Set Top Box Launch occurs prior to December 31, 2001, all of the funds held in escrow shall be released to TiVo.

          On August 17, 2000, Mr. Barry Schuler received the Options to purchase 20,000 shares of TiVo Common Stock for an exercise price of $18.3125 per share. The Options become exercisable in twenty-four equal installments on each monthly anniversary of the grant date for twenty-four months, beginning on September 17, 2000."


Item 7.    Material to Be Filed as Exhibit.

          The response to Item 7 of the Statement is hereby amended and supplemented to include Exhibit 5 as follows:

Exhibit Number             Description

     5 Second Amendment to the Investment Agreement, dated as of January 30, 2001, made by and between TiVo and America Online




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CUSIP No. 888 706108                                        Page 4 of 51


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                     AOL TIME WARNER INC.

                                     By:  /s/ J. Michael Kelly
                                        -------------------------
                                     Name: J. Michael Kelly
                                     Title:  Executive Vice President and
                                             Chief Financial Officer


                                     AMERICA ONLINE, INC.

                                     By:  /s/ Randall J. Boe
                                        -------------------------
                                     Name:  Randall J. Boe
                                        -------------------------
                                     Title: Senior Vice President,
                                            General Counsel and
                                            Secretary


Dated: February 9, 2001




























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CUSIP No. 888 706108                                        Page 5 of 51


                                                                     EXHIBIT 7

                              SECOND AMENDMENT TO
                             INVESTMENT AGREEMENT

          This Second Amendment, dated as of January 30, 2001 (this "Second Amendment"), to the Investment Agreement, dated as of June 9, 2000, as amended by the First Amendment, dated as of September 11, 2000 (together, the "Investment Agreement"), is made by and between TiVo Inc., a Delaware corporation (the "Company"), and America Online, Inc., a Delaware corporation (the "Purchaser"). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Investment Agreement.

                             W I T N E S S E T H:

          WHEREAS, Section 7.8 of the Investment Agreement provides for the amendment of the Investment Agreement upon the written consent of the Company and the Purchaser;

          WHEREAS, Section 1.4 of the Investment Agreement provides for a certain portion of the Escrowed Funds to be designated as Earmarked Funds to be used exclusively in accordance with Section 8.2 of the Product Integration and Marketing Agreement (the "Commercial Agreement");
WHEREAS, the Purchaser has agreed to release a certain portion of the Escrowed Funds to the Company upon terms and conditions agreed to by the Purchaser and the Company;

          WHEREAS, the Company has issued Warrants pursuant to Section 1.3 of the Investment Agreement and, in connection with the release of Escrowed Funds, the Company and the Purchaser have agreed to amend certain provisions of certain of the outstanding Warrants;
WHEREAS, the Company and the Purchaser desire to amend certain provisions of the Investment Agreement;

          NOW THEREFORE, the parties hereto agree as follows:

          I. Amendment to Section 1.4. Section 1.4 of the Investment Agreement is hereby amended by deleting such section in its entirety and substituting therefor the following:

          "(a) The Company has deposited ninety-one million, five hundred thousand dollars ($91,500,000) of the proceeds received by the Company in the Share Purchase into an interest-bearing escrow account (the "Escrow Account") pursuant to the Escrow Agreement, dated as of September 11, 2000 (the "Escrow Agreement"), by and among U.S. Trust


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CUSIP No. 888 706108                                        Page 6 of 51



     Company, National Association (the "Escrow Agent"), the Purchaser and the Company. The Purchaser and the Company shall direct the Escrow Agent to release to the Company from the Escrow Account funds in an aggregate amount of forty-three million, five hundred thousand dollars ($43,500,000). All amounts remaining in the Escrow Account after such release, together with all interest earned on any amounts held in the Escrow Account (all such funds and interest, the "Escrowed Funds"), shall be held as a trust fund and not subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and distributed in accordance with the terms hereof and the Escrow Agreement.

          Upon release to the Company in accordance with Section 1.4(b) and the terms of the Escrow Agreement, forty-eight million dollars ($48,000,000) of the Escrowed Funds shall be designated as "Earmarked Funds" and used exclusively in accordance with Section 8.2 of the Commercial Agreement, and any additional Escrowed Funds shall be released to the Company and may be used by the Company for any purpose whatsoever. At any time that this Agreement provides for the Escrowed Funds to be released from the Escrow Account, both parties agree to take any action required under the Escrow Agreement to cause the release of the Escrowed Funds.

          (b) If (i)(x) the bona fide commercial release and deployment ("Set Top Box Launch") of the Integrated Product (as defined in the Commercial Agreement) has not occurred by December 31, 2001, or such later date as may be mutually agreed by the Company and the Purchaser pursuant to Section 3.6 of the Commercial Agreement or otherwise (the "Planned Launch Date"), and (y) the Purchaser has not committed a Material Breach (as defined in the Commercial Agreement) of the Commercial Agreement that has not been cured or waived at such time, or
     (ii) the Company breaches its obligations pursuant to Section 6.9,
     Section 6.10 or Section 6.13 of this Agreement (collectively, the "Financial Covenants"), then the Purchaser shall have the option (the "Put Option"), exercisable for a period of ninety (90) days following the Planned Launch Date or each such breach, as the case may be, subject to the further provisions set forth herein, to require the Company, exercisable by written notice to such effect to the Company, to repurchase that number of Preferred Shares having an initial liquidation value equal to the amount of the Escrowed Funds at such time (excluding any interest included therein) (the "Put Amount") and, if all the Preferred Shares then outstanding have an aggregate initial liquidation value of less than the Put Amount, then the Purchaser may also require the Company to repurchase a number of shares of Common Stock held by the Purchaser having a value (calculated as the product of the number of shares of Common Stock and the Common Stock Price paid by the Purchaser) equal to the difference between the aggregate initial liquidation value of the Preferred Shares, if any, and the Put Amount. The aggregate purchase price for the repurchase of Shares pursuant to this Section 1.4(b) shall be deemed paid by the release to the Purchaser of all the Escrowed Funds (including all interest included therein); provided that the amount of the interest earned on funds deposited into the Escrow Account to be released to the Purchaser shall be reduced by the amount of dividends actually paid in cash to the Purchaser on the Preferred Shares, subject to a maximum equal to the amount of all such interest. Notwithstanding the foregoing, in the event that the Set Top Box Launch occurs

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CUSIP No. 888 706108                                        Page 7 of 51


     after the Planned Launch Date, but prior to the exercise of the Put Option, the Put Option under clause (i) above shall immediately expire and be of no further force of effect.

          In the event that the Put Option is exercised in accordance with the terms of this Section 1.4(b), the closing of such repurchase shall occur as soon as practicable following delivery of the Purchaser's notice of exercise, subject to the receipt of necessary governmental approvals. The Company agrees to use its best efforts to obtain all such governmental approvals and take all such other actions as shall be required to consummate such repurchase. At such closing, the Purchaser shall deliver to the Company certificates representing the Shares to be repurchased and the Company shall deliver to the Purchaser and the Escrow Agent under the Escrow Agreement any notice of release or other instrument reasonably requested by either of them to effectuate the release of the Escrowed Funds (including all interest earned thereon, subject to the proviso in the second sentence of this Section 1.4(b)) in accordance with the terms of the Escrow Agreement and this Section 1.4(b). It is agreed that, in the event the Purchaser is entitled to exercise the Put Option pursuant to clause (ii) of the first sentence of this Section 1.4(b), such exercise shall be in addition to and without limiting any other remedy or right, whether at law or equity, that the Purchaser may have as a result of the breach of a Financial Covenant.

          (c) If the Set Top Box Launch occurs prior to December 31, 2001, the Company shall be entitled to receive from the escrow under the Escrow Agreement all Escrowed Funds. Forty-eight million dollars ($48,000,000) of the Escrowed Funds released to the Company shall be designated as Earmarked Funds and used exclusively in accordance with
     Section 8.2 of the Commercial Agreement and any additional Escrowed Funds shall be released to the Company and may be used by the Company for any purpose whatsoever.

          2. Agreement to Amend the Escrow Agreement. In order to effectuate the foregoing, the Company and the Purchaser hereby agree to execute and deliver an amendment to the Escrow Agreement in the form of Exhibit A hereto (the "Escrow Agreement Amendment"), with such changes and additions as shall be requested by the Escrow Agent and reasonably acceptable to the Company and the Purchaser.

          3. Amendment to the Warrants. In consideration for the release of the Escrowed Funds in accordance herewith and the other amendments effectuated hereby, the Company hereby agrees that it shall amend (i) the TiVo Inc. Stock Subscription Warrant No. VW-A-1, dated September 13, 2000, issued to the Purchaser (the "VW-A-1 Warrant") and (ii) the TiVo Inc. Stock Subscription Warrant No. VW-B-1, dated September 13, 2000, issued to the Purchaser (the "VW-B-1 Warrant" and, together with the VW-A-1 Warrant, the "VW Warrants"), to reflect certain changes in the exercise price of each VW Warrant as set forth below. The Company shall deliver to the Purchaser an amended and restated form of each warrant against delivery for cancellation of each warrant amended hereby (the "Amended Warrants"). The Amended Warrants shall be in the forms of Exhibits B and C hereto. The Purchaser shall not be obligated to pay any additional consideration for the delivery of the Amended Warrants.


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CUSIP No. 888 706108                                        Page 8 of 51



          (a) The TiVo Inc. Stock Subscription Warrant No. VW-A-1, dated September 13, 2000, issued to the Purchaser is hereby amended by (i) deleting from the first paragraph thereof the words "at a price per share (the "Warrant Price") of $23.10625" and (ii) substituting in lieu thereof "at a price per share (the "Warrant Price") of $7.29."

          (b) The TiVo Inc. Stock Subscription Warrant No. VW-B-1, dated September 13, 2000, issued to the Purchaser is hereby amended by (i) deleting from the first paragraph thereof the words "at a price per share (the "Warrant Price") of $30.00" and (ii) substituting in lieu thereof "at a price per share (the "Warrant Price") of $7.29."

          4.   Representations and Warranties of the Company.

          (a) Organization Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to execute and deliver this Second Amendment and the Escrow Agreement Amendment and the Amended Warrants (collectively, the "Related Agreements"), to carry out the provisions of this Second Amendment and the Related Agreements, and to carry on its business as presently conducted and as presently proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the Company or its business, assets, financial condition, prospects, liabilities or results of operations (a "Material Adverse Effect").

          (b)  Authorization; Binding Obligations.

          (i) All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Second Amendment and the Related Agreements and the performance of all obligations of the Company hereunder and thereunder has been taken. Each of this Second Amendment and the Related Agreements are valid and binding obligations of the Company enforceable in accordance with their terms, except (1) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (2) general principles of equity that restrict the availability of equitable remedies. The subsequent exercise of the Amended Warrants and the issuance of shares of Common Stock upon exercise thereof (the "Warrant Shares") are not and will not be subject to any preemptive rights or rights of first refusal.

          (ii) Other than filings which may be necessary pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary for the consummation by the Company of the transactions contemplated by this Second Amendment.

          (c) Compliance with Other Instruments. The Company is not in violation or default under (i) any term of its Restated Certificate or Bylaws, (ii) any law, ordinance, statute,



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CUSIP No. 888 706108                                        Page 9 of 51


rule or regulation or court order, judgment or decree or (iii) any provision of any mortgage, indenture, contract, agreement, instrument or contract to which it is party or by which it is bound or of any judgment, decree, order, writ or any statute, rule or regulation applicable to the Company which in the case of clause (iii) could reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or which could have a Material Adverse Effect, or which might materially and adversely affect the consummation of the transactions contemplated by this Second Amendment or the Related Agreements. The execution, delivery, and performance of and compliance with this Second Amendment and the Related Agreements, and the issuance of the Warrant Shares pursuant to the Amended Warrants will not result in any such violation or default under clauses (i), (ii) or (iii) of the foregoing sentence, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties.

          (d) Absence of Certain Changes. Since September 30, 2000, (i) no event, change or circumstance has occurred which would have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) the Company has carried on its business in the ordinary course consistent with past practices.

          5.   Representations and Warranties of the Purchaser.

          (a) Organization Good Standing and Qualification. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Purchaser has all requisite corporate power and authority to execute and deliver this Second Amendment and the Related Agreements and to carry out the provisions of this Second Amendment and the Related Agreements.

          (b) Authorization; Binding Obligations. (i) All corporate action on the part of the Purchaser, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Second Amendment and the Related Agreements and the performance of all obligations of the Purchaser hereunder and thereunder has been taken. Each of this Second Amendment and the Related Agreements are valid and binding obligations of the Purchaser enforceable in accordance with their terms, except (1) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (2) general principles of equity that restrict the availability of equitable remedies.

          (c) Investment Representations. The Purchaser understands that neither the Amended Warrants nor the Warrant Shares have been registered under the Securities Act. The Purchaser hereby represents and warrants as follows as of the date hereof and, for purposes of paragraphs (iii) and (v) below, as of the date of any exercise of the Amended Warrants:

               (i) Purchaser Bears Economic Risk. The Purchaser is capable of evaluating the merits and risks of its investment in the Company and by reason of its, or of its management's, business or financial experience, the Purchaser has the capacity to protect its own interests in connection with such investment and the Amended Warrants and exercise of the
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CUSIP No. 888 706108                                        Page 10 of 51


Amended Warrants. The Purchaser must bear the economic risk of its investment in the Company indefinitely unless the Warrant Shares are registered pursuant to the Securities Act, or an exemption from registration is available. The Purchaser also understands that there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow the Purchaser to transfer all or any portion of the Amended Warrants or the Warrant Shares under the circumstances, in the amounts or at the times the Purchaser might propose.

               (ii) Acquisition for Own Account. The Purchaser has acquired the Amended Warrants, and will acquire the Warrant Shares, if any, for the Purchaser's own account and for investment only, and not with a view towards their distribution.

               (iii) Accredited Investor. The Purchaser is an accredited investor within the meaning of Regulation D under the Securities Act.

               (iv) Company Information. The Purchaser has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company. The Purchaser has also had the opportunity to ask questions of and receive answers from, the Company and its management regarding the terms and conditions of this investment.

               (v) Rule 144. The Purchaser acknowledges and agrees that the Amended Warrants and, if issued, the Warrant Shares, must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from registration is available. The Purchaser has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about the Company, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding specified limitations.

               (vi) Address. The principal address of the Purchaser is 22000 AOL Way, Dulles, Virginia, 20166-9323.

          6. Confidentiality. With respect to the first press release or other public announcement by the Company (the "Initial Press Release") and the first filing by the Company with the SEC (the "Initial SEC Release") which, in each case, includes information or statements concerning this Second Amendment, any of the Related Agreements or any other agreements executed in connection herewith or therewith, or the matters contemplated hereby or thereby, the Company shall use its reasonable best efforts to cooperate with the Purchaser, furnish drafts of all such information or statements to the Purchaser, and provide the Purchaser with, in the case of the Initial Press Release, at least one hour and, in the case of the Initial SEC Filing, at least 24 hours, within which to review and comment upon any such information or statement. The Company shall reflect all reasonable comments and requests of the Purchaser received by the Company within the time set forth above in such information or statement prior to the release thereof; provided that the Company shall be entitled to file this Second Amendment, the Related Agreements and any other agreements executed in connection herewith or therewith with the

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CUSIP No. 888 706108                                        Page 11 of 51


SEC. The Company shall not release or permit the release of any such information or statement unless it has first complied with the foregoing. In the event the Company or any of its affiliates proposes to release any public information or statement (including any SEC filings) with respect to this Second Amendment, any of the Related Agreements or any other agreements executed in connection herewith or therewith, or the matters contemplated hereby or thereby which is materially different in substance, prominence or context from the Initial Press Release or the Initial SEC Filings, then the Company shall be required to provide the Purchaser with the 24-hour advance notice and comment period in accordance with the foregoing prior to releasing any such information or statement.

          7. Counterparts. This Second Amendment may be executed simultaneously or in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same instrument.

          8. Effective Date; No Other Amendments. Each of the parties hereto agrees that the amendments to the Investment Agreement contained herein shall be effective as of the date and year first above written upon execution of this Second Amendment by each party hereto. Except as expressly amended hereby, the provisions of the Investment Agreement are hereby ratified and confirmed by the parties and shall remain in full force and effect. All references in the Investment Agreement to "this Agreement" shall be read as references to the Investment Agreement, as amended by the First Amendment and this Second Amendment.

          9. Construction and Governing Law. This Second Amendment shall be construed together with, and as a part of, the Investment Agreement and shall be governed in all respects by the laws of the State of New York as such laws are applied to agreements to be performed entirely in such state.

                                     * * *



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CUSIP No. 888 706108                                        Page 12 of 51


          IN WITNESS WHEREOF, each of the undersigned has executed this Second Amendment dated as of the date first written above.

                                         TIVO INC.

                                         By:  /s/ David H. Courtney
                                             ----------------------
                                             Name: David H. Courtney
                                             Title: Senior VP, Finance &
                                                     Administration


                                         AMERICA ONLINE, INC.

                                         By:  /s/ Lynda Clarizio
                                              ------------------
                                              Name: Lynda Clarizio
                                              Title: Senior Vice President






























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CUSIP No. 888 706108                                        Page 13 of 51


                                                                   Exhibit A

                      FIRST AMENDMENT TO ESCROW AGREEMENT

          This FIRST AMENDMENT, dated as of January 30, 2001 (this "First Amendment"), to the Escrow Agreement, dated as of September 11, 2000 (the "Escrow Agreement"), is made by and between TIVO INC., a Delaware Corporation (the "Company"), AMERICA ONLINE, INC., a Delaware corporation (the "Purchaser"), and U.S. TRUST COMPANY, NATIONAL ASSOCIATION (the "Escrow Agent").
Capitalized terms used but not defined herein shall have the meanings assigned to them in the Escrow Agreement.

                             W I T N E S S E T H:

          WHEREAS, Section 8 of the Escrow Agreement provides for the amendment of the Escrow Agreement upon the written consent of the Company, the Purchaser and the Escrow Agent;

          WHEREAS, the Purchaser and the Company are parties to the Investment Agreement, dated as of June 9, 2000, as amended by the First Amendment, dated as of September 11, 2000, and as amended by the Second Amendment, dated as of January 30, 2001 (as so amended, the "Investment Agreement");

          WHEREAS, pursuant to the Second Amendment to the Investment Agreement, the Purchaser and the Company have agreed to direct the Escrow Agent to release certain Escrowed Funds to the Company;
WHEREAS, the Company, the Purchaser and the Escrow Agent desire to amend certain provisions of the Escrow Agreement;
NOW, THEREFORE, the parties hereto agree as follows:

1. Amendment to Section 3. Section 3 of the Escrow Agreement is hereby amended by inserting the following new paragraph (c):


          "(c) Release of Escrowed Funds at the Direction of the Company and the Purchaser. All of the Escrowed Funds, or any portion thereof, shall be released by the Escrow Agent to the Company, the Purchaser or a third party, by wire transfer of immediately available funds to such account as the Company and the Purchaser shall designate in writing, upon receipt by the Escrow Agent of written instructions ("Joint Release Instructions") signed by both the Company and the Purchaser that (i) certify that both the Company and the Purchaser agree upon the release of the Escrowed Funds to the account designated, (ii) specify the amount of the Escrowed Funds to be released and (iii)



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CUSIP No. 888 706108                                        Page 14 of 51


     specify the account information of the account to which the Escrowed Funds shall be transferred."

2. Agreement to Release Escrowed Funds. Pursuant to the Joint Release Instructions attached as Annex A hereto, the Purchaser and the Company hereby direct the Escrow Agent to release Escrowed Funds in the amount of forty-three million, five hundred thousand dollars ($43,500,000) to the Company.

3. Governing Law. This First Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state.

4. Confidentiality. With respect to the first press release or other public announcement by the Company (the "Initial Press Release") and the first filing by the Company with the SEC (the "Initial SEC Release") which, in each case, includes information or statements concerning this First Amendment, any of the Related Agreements (as defined in the Second Amendment to the Investment Agreement) or any other agreements executed in connection herewith or therewith, or the matters contemplated hereby or thereby, the Company shall use its reasonable best efforts to cooperate with the Purchaser, furnish drafts of all such information or statements to the Purchaser, and provide the Purchaser with, in the case of the Initial Press Release, at least one hour and, in the case of the Initial SEC Filing, at least 24 hours, within which to review and comment upon any such information or statement. The Company shall reflect all reasonable comments and requests of the Purchaser received by the Company within the time set forth above in such information or statement prior to the release thereof; provided that the Company shall be entitled to file the Second Amendment, the Related Agreements and any other agreements executed in connection herewith or therewith with the SEC. The Company shall not release or permit the release of any such information or statement unless it has first complied with the foregoing. In the event the Company or any of its affiliates proposes to release any public information or statement (including any SEC filings) with respect to this First Amendment, any of the Related Agreements or any other agreements executed in connection herewith or therewith, or the matters contemplated hereby or thereby which is materially different in substance, prominence or context from the Initial Press Release or the Initial SEC Filings, then the Company shall be required to provide the Purchaser with the 24-hour advance notice and comment period in accordance with the foregoing prior to releasing any such information or statement.

5. Counterparts. This First Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

6. Effective Date; No Other Amendments. Each of the parties hereto agrees that the amendments to the Escrow Agreement contained herein shall be effective as of the date and year first above written upon execution of this First Amendment by each party hereto. Except as expressly amended hereby, the provisions of the Escrow Agreement are hereby ratified and confirmed by the parties and shall remain in full force and effect. All references in the Escrow Agreement to "this Agreement" shall be read as references to the Escrow Agreement, as amended by this First Amendment.


















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CUSIP No. 888 706108                                        Page 15 of 51



          IN WITNESS WHEREOF, each of the parties has caused this First Amendment to be executed by a duly authorized officer as of the day and year first written above.

                                  AMERICA ONLINE, INC.

                                  By:  /s/ Lynda Clarizio
                                      -------------------
                                      Name: Lynda Clarizio
                                      Title: Senior Vice


                                  TIVO INC.

                                  By:  /s/ David H. Courtney
                                       ---------------------
                                       Name: David H. Courtney
                                       Title: Senior VP, Finance &
                                         Administration


                                  U.S. TRUST COMPANY, NATIONAL
                                  ASSOCIATION

                                  By:  /s/ Lawrence E. Gerquest
                                       ------------------------
                                       Name: Lawrence E. Gerquest
                                       Title: Assistant Vice President




















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CUSIP No. 888 706108                                        Page 16 of 51


                                                             Annex I

                          JOINT RELEASE INSTRUCTIONS


          JOINT RELEASE INSTRUCTIONS, dated ______, made by TIVO INC. (the "Company") and AMERICA ONLINE, INC. (the "Purchaser") pursuant to the Escrow Agreement, dated as of September 11, 2000, as amended by the First Amendment, dated as of January 30, 2001 (the "Escrow Agreement"). Capitalized terms used but not defined herein shall have the meanings given them in the Escrow Agreement.

          1. The Company and the Purchaser agree that Escrowed Funds in an aggregate amount of ___________________ shall be released as set forth herein.

          2. The Escrow Agent is hereby directed to release _____________ to the following account of ____________________:

          [Account Information]

          3. The Escrow Agent is hereby directed to release _____________ to the following account of ____________________:

          [Account Information]



                                       AMERICA ONLINE, INC.


                                       By: _____________________________
                                           Name:
                                           Title:


                                       TIVO INC.

                                       By: _____________________________
                                           Name:
                                           Title:








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CUSIP No. 888 706108                                        Page 17 of 51



                                                                     Exhibit B

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THESE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                   TIVO INC.

                             AMENDED AND RESTATED
                          STOCK SUBSCRIPTION WARRANT

No.  VW - A - 1                               September 13, 2000

1.       General.

                 (a) THIS CERTIFIES that, for value received, AMERICA ONLINE, INC. ("AOL"), or its assigns, is entitled to subscribe for and purchase from TIVO INC., a Delaware corporation (the "Company"), at any time or from time to time during the period (the "Exercise Period") commencing with the date hereof and ending on December 31, 2001, on the terms and subject to the provisions hereinafter set forth, up to 2,308,475 shares (subject to adjustment as provided herein) of fully paid and non-assessable shares of Common Stock, $0.001 par value (the "Common Stock"), of the Company, at a price per share (the "Warrant Price") of $7.29.

                 (b) This Amended and Restated Warrant (this "Warrant") amends and restates in its entirety the TiVo Inc. Stock Subscription Warrant No. VW-A-1, dated September 13, 2000, issued to the Purchaser by the Company. This Warrant is being issued pursuant to an Investment Agreement dated as of June 9, 2000, as amended by the First Amendment, dated as of September 13, 2000, and as amended by the Second Amendment, dated as of January 30, 2001 (collectively, the "Agreement"), between the Company and AOL. All terms used but not defined herein shall have the meanings set forth in the Agreement. The shares of capital stock of the Company issuable upon exercise of this Warrant are sometimes hereinafter referred to as the "Warrant Shares."

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CUSIP No. 888 706108                                        Page 18 of 51


2.       Exercise of Warrant.

                 (a) The rights represented by this Warrant may be exercised by the holder hereof, in whole or in part, at any time or from time to time during the Exercise Period, by (i) the surrender of this Warrant, together with an executed Notice of Exercise in substantially the form attached hereto as Exhibit A, at the office of the Company at 2160 Gold Street, Alviso, CA 95002, or at such other agency or office of the Company in the United States of America as it may designate by notice in writing to the holder hereof at the address of such holder appearing on the books of the Company, and (ii) payment (either in cash or by check) to the Company of the Warrant Price for each Warrant Share being purchased. In the event of the exercise of the rights represented by this Warrant, a certificate or certificates for the Warrant Shares so purchased, registered in the name of the holder, and if this Warrant shall not have been exercised for all of the Warrant Shares, a new Warrant, registered in the name of the holder hereof, of like tenor to this Warrant and representing the remaining Warrant Shares, shall be delivered to the holder hereof within a reasonable time, not exceeding ten (10) days, after the rights represented by this Warrant shall have been so exercised. The person in whose name any certificate for Warrant Shares is issued upon exercise of this Warrant shall for all purposes be deemed to have become the holder of record of such shares on the date on which the Warrant was surrendered and payment of the Warrant Price and any applicable taxes was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

3.       Adjustment of Warrant Price.

                 (a) The Warrant Price shall be subject to adjustment from time to time as follows:

                          (i) If the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, following the record date fixed for the determination of holders of Common Stock entitled to receive such stock dividend, subdivision or split-up, the Warrant Price shall be appropriately decreased and the number of shares of Common Stock issuable upon exercise of this Warrant shall be appropriately increased, in each

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CUSIP No. 888 706108                                        Page 19 of 51


         case in proportion to such increase in outstanding shares. Shares of Common Stock owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such subdivision or split-up is not effected, the Warrant Price shall again be adjusted to be the Warrant Price which would then be in effect if such record date had not been fixed.

                          (ii) If the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock, then, following the record date for such combination, the Warrant Price shall be appropriately increased and the number of shares of Common Stock issuable upon exercise of this Warrant shall be appropriately decreased, in each case, in proportion to such decrease in outstanding shares. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such combination is not effected, the Warrant Price shall again be adjusted to be the Warrant Price which would then be in effect if such record date had not been fixed.

                          (iii) In the event of any capital reorganization of the Company, any reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or any consolidation or merger of the Company (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any change in the Common Stock), this Warrant shall after such reorganization, reclassification, consolidation or merger be exercisable or exchangeable into the kind and number of shares of stock or other securities or property of the Company or of the corporation resulting from such consolidation or surviving such merger to which the holder of the number of shares of Common Stock deliverable (immediately prior to the time of such reorganization, reclassification, consolidation or merger) upon exercise of this Warrant would have been entitled upon such reorganization, reclassification, consolidation or merger. The provisions of this clause shall similarly apply to successive reorganizations, reclassifications, consolidations or mergers.

CUSIP No. 888 706108                                        Page 20 of 51


                          (iv) In case the Company shall issue warrants or other rights to all holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Fair Market Value of the Common Stock (as defined below, with a Determination Date as of the record date for the determination of stockholders entitled to receive such rights or warrants, the Warrant Price in effect after such record date shall be determined by multiplying such Warrant Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the record date for issuance of such rights or warrants plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered would purchase at such Fair Market Value, and the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on the record date for issuance of such rights or warrants plus the total number of shares of Common Stock receivable upon exercise of such rights or warrants. Such adjustment shall be made successively whenever any such rights or warrants are issued, and shall become effective immediately after such record date. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined by a nationally recognized independent investment banking firm jointly selected by the Company and the holder of this Warrant or, if such selection cannot be made within five (5) Business Days after the record date referred to above, by a nationally recognized independent investment banking firm selected by the American Arbitration Association. Shares of Common Stock owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights or warrants are not so issued, the Warrant Price shall again be adjusted to be the Warrant Price which would then be in effect if such record date had not been fixed. For purposes hereof:

                 "Fair Market Value" of one share of Common Stock as of any date (the "Determination Date") means:

                                  (A)      (1) the average of the closing
                 prices quoted on Nasdaq, if applicable, or the average of the last bid and asked prices of the Common Stock quoted in the over-the-counter-market or (2) if the Common Stock is

CUSIP No. 888 706108                                        Page 21 of 51


                 then traded on a national securities exchange, the average of the high and low prices of the Common Stock listed on the principal national securities exchange on which the Common Stock is so traded, in each case for the twenty (20) trading days immediately preceding the Determination Date or, if such date is not a business day on which shares are traded, the next immediately preceding trading day; and

                                  (B)      in connection with a Corporate
                 Transaction (as hereinafter defined), the value per share of Common Stock received or receivable by each holder thereof (assuming for purposes of this determination, in the case of a sale of assets, the Company is liquidated immediately following such sale and the consideration paid to the Company is immediately distributed to its stockholders); and

                                  (C)      in all other circumstances, the
                 fair market value per share of Common Stock as determined by a nationally recognized independent investment banking firm jointly selected by the Company and the holder of this Warrant or, if such selection cannot be made within five (5) Business Days after the Determination Date, by a nationally recognized independent investment banking firm selected by the American Arbitration Association; and

                 "Corporate Transaction" means (i) any consolidation or merger of the Company with or into any other corporation or other entity, other than any merger or consolidation resulting in the holders of the capital stock of the Company entitled to vote for the election of directors holding a majority of the capital stock of the surviving or resulting corporation or its ultimate parent entity entitled to vote for the election of directors, (ii) any person or entity (including any affiliates thereof) becoming the holder of 50% of the capital stock of the Company entitled to vote for the election of directors, or (iii) any sale or other disposition by the Company of all or substantially all of its assets or capital stock.

                          (v) In case the Company shall distribute to all holders of shares of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) any shares of capital stock of the Company (other than shares of Common Stock) or evidences of its indebtedness or assets or rights or warrants to subscribe for or

CUSIP No. 888 706108                                        Page 22 of 51


         purchase any of its securities (excluding those rights or warrants referred to in subparagraph (iv) above) (any of the foregoing being hereinafter in this subparagraph (v) called the "Securities"), then, in each such case, the Warrant Price shall be adjusted so that the same shall equal the price determined by multiplying the Warrant Price in effect immediately prior to the date of such distribution by a fraction the numerator of which shall be the Fair Market Value (as defined above) of the Common Stock with a Determination Date as of the record date mentioned above, less the then fair market value (as determined by a nationally recognized independent investment banking firm jointly selected by the Company and the holder of this Warrant or, if such selection cannot be made within five (5) Business Days after the record date referred to above, by a nationally recognized independent investment banking firm selected by the American Arbitration Association) of the portion of the Securities so distributed allocable to one share of Common Stock, and the denominator of which shall be the Fair Market Value of the Common Stock. Such adjustment shall become effective immediately prior to the opening of business on the day following the record date for the determination of shareholders entitled to receive such distribution. In the event that such distribution is not so made, the Warrant Price shall again be adjusted to be the Warrant Price which would then be in effect if such date fixed for the determination of shareholders entitled to receive such distribution had not been fixed.

                          (vi) All calculations under this Section 3 shall be made to the nearest one tenth (1/10) of a cent or to the nearest one tenth (1/10) of a share, as the case may be.

                 (b) Whenever the Warrant Price shall be adjusted as provided in this Section 3 the Company shall forthwith file, at the office of the Company or any transfer agent designated by the Company for the Common Stock, a statement, signed by its chief financial officer, showing in detail the facts requiring such adjustment and the adjusted Warrant Price. The Company shall also cause a copy of such statement to be sent by first-class certified mail, return receipt requested, postage prepaid, to each holder of a Warrant at his or its address appearing on the Company's records. Where appropriate, such copy may be given in advance and may be included as part of a notice required to be mailed under the provisions set forth immediately below.

CUSIP No. 888 706108                                        Page 23 of 51


                 (c) In the event the Company shall propose to take any action of the types described in Section 3(a) or Section 10, the Company shall give notice to each holder of a Warrant in the manner set forth herein, which notice shall specify the record date, if any, with respect to any such action and the date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Warrant Price then in effect and the number, kind or class of shares or other securities or property which shall be delivered or purchasable upon the occurrence of such action or deliverable upon exercise of this Warrant. In the case of any action which would require the fixing of a record date, such notice shall be given at least twenty (20) days prior to the date so fixed, and in case of all other action, such notice shall be given at least thirty (30) days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

4.       Adjustment of Warrant Shares.

                 Upon each adjustment of the Warrant Price as provided in
Section 3, the holder hereof shall thereafter be entitled to subscribe for and purchase, at the Warrant Price resulting from such adjustment, the number of Warrant Shares equal to the product of (i) the number of Warrant Shares existing prior to such adjustment and (ii) the quotient obtained by dividing
(A) the Warrant Price existing prior to such adjustment by (B) the new Warrant Price resulting from such adjustment. No fractional shares of Common Stock shall be issued as a result of any such adjustment, and any fractional shares resulting from the computations pursuant to this paragraph shall be eliminated without consideration.

5.       Covenants.

                 The Company covenants and agrees that:

                          (i) all shares of Common Stock and any other securities which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof;

                          (ii) the Company will from time to time take all such action as may be requisite to assure that the stated or par

CUSIP No. 888 706108                                        Page 24 of 51


         value per share of the Common Stock is at all times equal to or less than the then effective Warrant Price per share of Preferred Stock issuable upon exercise of this Warrant;

                          (iii)   the Company will at all times have
         authorized and reserved, free from preemptive rights, a sufficient number of shares of its Common Stock and any other securities to provide for the exercise of the rights represented by this Warrant;

                          (iv) if any shares of Common Stock or any other securities to be reserved to provide for the exercise of this Warrant require registration with or approval of any Governmental Authority under any Federal or state law before such shares may be validly issued or delivered upon exercise, then the Company will in good faith and expeditiously as possible endeavor to secure such registration or approval, as the case may be; and

                          (v) if and so long as the Common Stock or any other securities issuable upon the exercise of this Warrant are listed on Nasdaq, any national securities exchange or any comparable system, the Company will, if permitted by the rules of such exchange or system, list and keep listed on such exchange or system, upon official notice of issuance, all shares of such capital stock.

6.       No Shareholder Rights.

                 This Warrant shall not entitle the holder hereof to any voting rights or other rights as a shareholder of the Company.

7.       Restrictions on Transfer.

                 (a) This Warrant and the Warrant Shares issuable upon exercise hereof are subject to restrictions on transfer contained in the Stockholders and Registration Rights Agreement (the "Stockholders Agreement"), dated as of June 9, 2000, between the Company and AOL. No transfer, sale, assignment, pledge, hypothecation or other disposition of this Warrant or the Warrant Shares issuable upon exercise hereof may be made except in accordance with the provisions of the Stockholders Agreement.

                 (b) The holder of this Warrant acknowledges that neither this Warrant nor the Warrant Shares have been registered under the Securities Act of 1933, as amended (the "Securities Act") and the holder of this Warrant

CUSIP No. 888 706108                                        Page 25 of 51


agrees that no sale, transfer, assignment, hypothecation or other disposition of this Warrant or the Warrant Shares shall be made in the absence of (i) current registration statement under the Securities Act as to this Warrant or the Warrant Shares and the registration or qualification of this Warrant or the Warrant Shares under any applicable state securities laws is then in effect or (ii) an opinion of counsel reasonably satisfactory to the Company to the effect that such registration or qualification is not required.

                 (c) Each certificate or other instrument for Warrant Shares issued upon exercise of this Warrant shall, if required under the Securities Act or the rules promulgated thereunder, be imprinted with a legend substantially to the effect set forth in each of Sections 7(a) and 7(b).

8.       Rights of the Holder.

                 Anything contained herein to the contrary notwithstanding, the shares of Common Stock issuable upon exercise of this Warrant shall be entitled to all rights and benefits accorded thereto in any investor rights or shareholders or similar agreement between and/or among the Company and the holders of the Common Stock, and the Company shall take all actions and shall execute and deliver all documents necessary or desirable, including any amendments to such agreement(s) to make the holder a party thereto.

9.       Transfer of Warrant.

                 (a) Subject to the restriction set forth in Section 7, this Warrant and all rights hereunder are transferable, in whole, or in part, at the agency or office of the Company referred to in Section 2, by the holder hereof in person or by duly authorized attorney, upon surrender of this Warrant properly endorsed, together with a written assignment of this Warrant substantially in the form of Exhibit B hereto. Upon surrender at such agency or office, this Warrant may be exchanged for a Warrant or Warrants in other denominations or the transfer thereof may be registered in whole or in part; provided that such other Warrants evidence the same aggregate number of Warrant Shares as the Warrant so surrendered.

                 (b) The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) a new Warrant under this Section 9. The Company will pay all documentary stamp taxes attributable to the initial issuance of this Warrant and of the Warrant Shares upon the exercise of this Warrant. Notwithstanding the foregoing, the Company will not be required to

CUSIP No. 888 706108                                        Page 26 of 51


pay any tax or taxes which may be payable in respect of any transfer involved in the issuance of any Warrant or any certificates for Warrant Shares in a name other than that of the registered holder of such Warrant, and the Company shall not be required to issue or deliver such Warrant unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

                 (c) The Company agrees to maintain, at its aforesaid office or agency, books for the registration or transfer of the Warrants.

10.      Reorganizations, Etc.

                 In case of any capital reorganization, of any reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any change in the Common Stock) or of the sale of all or substantially all the properties and assets of the Company as an entirety to any other corporation, this Warrant shall, after such reorganization, reclassification, consolidation, merger or sale, be exercisable for the kind and number of shares of stock or other securities or property of the Company or of the corporation resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold to which such holder would have been entitled if he had held the Common Stock issuable upon the exercise hereof immediately prior to such reorganization, reclassification, consolidation, merger or sale. In any such reorganization or other action or transaction described above, appropriate provision shall be made with respect to the rights and interests of the holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Warrant Price and of the number of shares purchasable and receivable upon the exercise of this Warrant) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company will not effect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation or entity (if other than the Company) resulting from such transaction or the corporation or entity purchasing such assets shall assume by a written instrument, executed and mailed or delivered to the registered holder hereof at the last address of such holder appearing on the

CUSIP No. 888 706108                                        Page 27 of 51


books of the Company, the obligation to deliver to such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase.

11.      Lost, Stolen, Mutilated or Destroyed Warrant.

                 If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may in its reasonable discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

12.      Modification and Waiver.

                 This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

13.      Notices.

                 All notices, advices and communications to be given or otherwise made to any party to this Warrant shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopier or duly sent by first class registered or certified mail, return receipt requested, postage prepaid, or by overnight courier, or by electronic mail, with a copy thereof to be sent by mail (as aforesaid) within 24 hours of such electronic mail, addressed to such party at the address set forth below or at such other address as may hereafter be designated in writing by the addressee to the addresser listing all parties:

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CUSIP No. 888 706108                                        Page 28 of 51


                 (a)      If to the Company, to:

                          TiVo Inc.
                          2160 Gold Street
                          Alviso, CA 95002
                          Attention:  Chief Financial Officer
                          Telecopier:  (408) 519-5333
                          e-mail address:  dave@tivo.com; and

                 (b)      If to AOL as follows:

                          America Online, Inc.
                          22000 AOL Way
                          Dulles, Virginia  20166
                          Attention:  General Counsel
                          Telecopier:  (703) 265-1495
                          e-mail address:  PTCapp@aol.com

Or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery or delivery by telecopier, on the date of such deliver, (ii) in the case of nationally recognized overnight courier, on the next Business Day after the date when sent and (ii) in the case of mailing, on the third Business Day following that on which the piece of mail containing such communication is posted.

14.      Binding Effect on Successors; Survival.

                 This Warrant shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets. All of the obligations of the Company relating to the Common Stock issuable upon the exercise of this Warrant shall survive the exercise and termination of this Warrant. All of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of AOL.

15.      Descriptive Headings and Governing Law.

                 The description headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. This Warrant shall be construed and

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CUSIP No. 888 706108                                        Page 29 of 51


enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York.

16.      Fractional Shares.

                 No fractional shares shall be issued upon exercise of this Warrant. The Company shall, in lieu of issuing any fractional share, pay the holder entitled to such fraction a sum in cash equal to such fraction multiplied by the then Fair Market Value of one Warrant Share.

17.      Limitation of Liability.

                 No provision of this Warrant, in the absence of affirmative action by the holder hereof to purchase Warrant Shares, and no enumeration in this Warrant of the rights or privileges of the holder hereof, shall give rise to any liability of such holder for the purchase price of any Warrant Shares or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

18.      Remedies.

                 The Company and the holder of this Warrant each stipulates that the remedies at law of each party hereto in the event of any default or threatened default by the other party in the performance or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

19.      Counterparts.

                 This Warrant may be executed by any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts will together constitute one and the same instrument.

20.      Severability.

                 The provisions of this Warrant are severable, and if any clause or provision may be held invalid, illegal or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability will

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CUSIP No. 888 706108                                        Page 30 of 51


affect only that clause or provision, in part thereof, in that jurisdiction, and shall not in any manner affect that clause or provision or any other clause or provision in this Warrant in any other jurisdiction.

21.      Nonwaiver.

                 No course of dealing or any delay or failure to exercise any right under this Warrant by any holder of this Warrant will operate as a waiver of such right or otherwise prejudice such holder's rights, power or remedies.



                 [Remainder of page intentionally left blank.]

CUSIP No. 888 706108                                        Page 31 of 51




                 IN WITNESS WHEREOF, the undersigned have caused this Warrant to be executed by their duly authorized officers on the date first above written.



                                          TIVO INC.

                                          By:  /s/ David H. Courtney
                                               -------------------------
                                               Name: David H. Courtney
                                               Title: Senior VP, Finance &
                                                      Administration


ATTEST:  /s/ Alan C. Mendelson
         ---------------------
             Alan C. Mendelson, Secretary


                                           AMERICA ONLINE, INC.


                                           By:  /s/ Lynda Clarizio
                                                ------------------------
                                           Name: Lynda Clarizio
                                           Title: Senior Vice President

CUSIP No. 888 706108                                        Page 32 of 51



                                   Exhibit A

                              Notice of Exercise

                    [To be signed upon exercise of Warrant]

                 The undersigned, the holder of the Warrant, hereby irrevocably elects to exercise the purchase rights represented by such Warrant for, and to purchase thereunder, _________ shares of _________ of TiVo Inc. and herewith makes payment of $_________ therefor, and requests that the certificates for such shares be issued in the name of and delivered to, _________________________________, whose address is
_________________________________________________.


Dated:_____________
                                           _________________________________
                                           (Signature)

                                           _________________________________
                                           (Address)

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CUSIP No. 888 706108                                        Page 33 of 51


                                   Exhibit B

                              Form of Assignment

                 [To be signed only upon transfer of Warrant]

                 For value received, the undersigned hereby sells, assigns and transfers unto the right represented by the Warrant to purchase _______ shares of _________ of TiVo Inc., to which the Warrant relates, and appoints Attorney to transfer such right on the books of TiVo Inc., with full power of substitution in the premises.

Dated:_____________
                                           ____________________________
                                           (Signature)



Signed in the presence of:


______________________________

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CUSIP No. 888 706108                                        Page 34 of 51


                                                                     Exhibit C



THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THESE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                                   TIVO INC.

                             AMENDED AND RESTATED
                          STOCK SUBSCRIPTION WARRANT

No.  VW - B - 1                                             September 13, 2000

1.       General.

                 (a) THIS CERTIFIES that, for value received, AMERICA ONLINE, INC. ( "AOL"), or its assigns, is entitled to subscribe for and purchase from TIVO INC., a Delaware corporation (the "Company"), at any time or from time to time during the period (the "Exercise Period") commencing with the date hereof and ending on December 31, 2003, on the terms and subject to the provisions hereinafter set forth, up to 295,428 shares (subject to adjustment as provided herein) of fully paid and non-assessable shares of Common Stock, $0.001 par value (the "Common Stock"), of the Company, at a price per share (the "Warrant Price") of $7.29.

                 (b) This Amended and Restated Warrant (this "Warrant") amends and restates in its entirety the TiVo Inc. Stock Subscription Warrant No. VW-A-1, dated September 13, 2000, issued to the Purchaser by the Company. This Warrant is being issued pursuant to an Investment Agreement dated as of June 9, 2000, as amended by the First Amendment, dated as of September 13, 2000, and as amended by the Second Amendment, dated as of January 30, 2001 (collectively, the "Agreement"), between the Company and AOL. All terms used but not defined herein shall have the meanings set forth in the Agreement. The shares of capital stock of the Company issuable upon exercise of this Warrant are sometimes hereinafter referred to as the "Warrant Shares."

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CUSIP No. 888 706108                                        Page 35 of 51


2.       Exercise of Warrant.

                 (a) Subject to Section 2(b), the rights represented by this Warrant may be exercised by the holder hereof, in whole or in part, at any time or from time to time during the Exercise Period, by (i) the surrender of this Warrant, together with an executed Notice of Exercise in substantially the form attached hereto as Exhibit A, at the office of the Company at 2160 Gold Street, Alviso, CA 95002, or at such other agency or office of the Company in the United States of America as it may designate by notice in writing to the holder hereof at the address of such holder appearing on the books of the Company, and (ii) payment (either in cash or by check) to the Company of the Warrant Price for each Warrant Share being purchased. In the event of the exercise of the rights represented by this Warrant, a certificate or certificates for the Warrant Shares so purchased, registered in the name of the holder, and if this Warrant shall not have been exercised for all of the Warrant Shares, a new Warrant, registered in the name of the holder hereof, of like tenor to this Warrant and representing the remaining Warrant Shares, shall be delivered to the holder hereof within a reasonable time, not exceeding ten (10) days, after the rights represented by this Warrant shall have been so exercised. The person in whose name any certificate for Warrant Shares is issued upon exercise of this Warrant shall for all purposes be deemed to have become the holder of record of such shares on the date on which the Warrant was surrendered and payment of the Warrant Price and any applicable taxes was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

                 (b) If the last reported trading price of the Common Stock as reported on the Nasdaq National Market of the Nasdaq Stock Market Inc., ("Nasdaq"), exceeds $30.00 per share for at least eighteen (18) trading days in any consecutive twenty (20) trading day period (the "Mandatory Exercise Trigger Event"), then the holder shall be obligated to exercise a portion of this Warrant with respect to zero (0) Warrant Shares (the "Mandatory Warrant Shares") in accordance with the provisions of this Section 2.

                 (c) The Company will promptly provide the holder of this Warrant with written notice (the "Mandatory Exercise Notice") of the occurrence of a Mandatory Exercise Trigger Event, which shall include a table

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CUSIP No. 888 706108                                        Page 36 of 51


showing the last reported trading prices of the Common Stock as reported on Nasdaq for the twenty (20) trading day period referred to in Section 2(b) and shall specify (i) the number of Mandatory Warrant Shares and (ii) the total payment due from the holder (which payment may be made either in cash or by check).

                 (d) The closing of the Mandatory Exercise will take place as soon as reasonably practicable following the delivery of a Mandatory Exercise Notice, but, subject to the absence of an error in the determination referred to in Section 2(b) and receipt of any required governmental approvals, no later than thirty (30) days following such delivery. Such closing will take place at the offices of the Company, or at such other location as the holder and the Company, acting reasonably, shall agree. At such closing, the Company shall issue and deliver to the holder or its designee a certificate or certificates for the Warrant Shares to be issued upon the Mandatory Exercise, registered in the name of the holder or such designee, and if the Mandatory Warrant Shares do not constitute all the Warrant Shares issuable upon exercise of this Warrant, a new Warrant, registered in the name of the holder, of like tenor to this Warrant (but excluding any mandatory exercise obligations) for the number of shares remaining subject to this Warrant following such Mandatory Exercise.

3.       Adjustment of Warrant Price.

                 (a) The Warrant Price shall be subject to adjustment from time to time as follows:

                          (i) If the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, following the record date fixed for the determination of holders of Common Stock entitled to receive such stock dividend, subdivision or split-up, the Warrant Price shall be appropriately decreased and the number of shares of Common Stock issuable upon exercise of this Warrant shall be appropriately increased, in each case in proportion to such increase in outstanding shares. Shares of Common Stock owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such subdivision or split-up is not effected, the Warrant Price shall again be adjusted to be the

CUSIP No. 888 706108                                        Page 37 of 51


         Warrant Price which would then be in effect if such record date had not been fixed.

                          (ii) If the number of shares of Common Stock outstanding is decreased by a combination of the outstanding shares of Common Stock, then, following the record date for such combination, the Warrant Price shall be appropriately increased and the number of shares of Common Stock issuable upon exercise of this Warrant shall be appropriately decreased, in each case, in proportion to such decrease in outstanding shares. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such combination is not effected, the Warrant Price shall again be adjusted to be the Warrant Price which would then be in effect if such record date had not been fixed.

                          (iii) In the event of any capital reorganization of the Company, any reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or any consolidation or merger of the Company (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any change in the Common Stock), this Warrant shall after such reorganization, reclassification, consolidation or merger be exercisable or exchangeable into the kind and number of shares of stock or other securities or property of the Company or of the corporation resulting from such consolidation or surviving such merger to which the holder of the number of shares of Common Stock deliverable (immediately prior to the time of such reorganization, reclassification, consolidation or merger) upon exercise of this Warrant would have been entitled upon such reorganization, reclassification, consolidation or merger. The provisions of this clause shall similarly apply to successive reorganizations, reclassifications, consolidations or mergers.

                          (iv) In case the Company shall issue warrants or other rights to all holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Fair Market Value of the Common Stock (as defined below, with a Determination Date as of the record date for the determination of stockholders entitled to receive such rights or warrants, the Warrant Price in effect after such record date shall be

CUSIP No. 888 706108                                        Page 38 of 51


         determined by multiplying such Warrant Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the record date for issuance of such rights or warrants plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered would purchase at such Fair Market Value, and the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on the record date for issuance of such rights or warrants plus the total number of shares of Common Stock receivable upon exercise of such rights or warrants. Such adjustment shall be made successively whenever any such rights or warrants are issued, and shall become effective immediately after such record date. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined by a nationally recognized independent investment banking firm jointly selected by the Company and the holder of this Warrant or, if such selection cannot be made within five (5) Business Days after the record date referred to above, by a nationally recognized independent investment banking firm selected by the American Arbitration Association. Shares of Common Stock owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights or warrants are not so issued, the Warrant Price shall again be adjusted to be the Warrant Price which would then be in effect if such record date had not been fixed. For purposes hereof:

                 "Fair Market Value" of one share of Common Stock as of any date (the "Determination Date") means:

                                  (A)      (1)  the average of the closing
                 prices quoted on Nasdaq, if applicable, or the average of the last bid and asked prices of the Common Stock quoted in the over-the-counter-market or (2) if the Common Stock is then traded on a national securities exchange, the average of the high and low prices of the Common Stock listed on the principal national securities exchange on which the Common Stock is so traded, in each case for the twenty (20) trading days immediately preceding the Determination Date or, if such date is not a business day on which shares are traded, the next immediately preceding trading day; and

CUSIP No. 888 706108                                        Page 39 of 51


                                  (B)      in connection with a Corporate
                 Transaction (as hereinafter defined), the value per share of Common Stock received or receivable by each holder thereof (assuming for purposes of this determination, in the case of a sale of assets, the Company is liquidated immediately following such sale and the consideration paid to the Company is immediately distributed to its stockholders); and

                                  (C)      in all other circumstances, the
                 fair market value per share of Common Stock as determined by a nationally recognized independent investment banking firm jointly selected by the Company and the holder of this Warrant or, if such selection cannot be made within five (5) Business Days after the Determination Date, by a nationally recognized independent investment banking firm selected by the American Arbitration Association; and

                 "Corporate Transaction" means (i) any consolidation or merger of the Company with or into any other corporation or other entity, other than any merger or consolidation resulting in the holders of the capital stock of the Company entitled to vote for the election of directors holding a majority of the capital stock of the surviving or resulting corporation or its ultimate parent entity entitled to vote for the election of directors, (ii) any person or entity (including any affiliates thereof) becoming the holder of 50% of the capital stock of the Company entitled to vote for the election of directors, or (iii) any sale or other disposition by the Company of all or substantially all of its assets or capital stock.

                          (v) In case the Company shall distribute to all holders of shares of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) any shares of capital stock of the Company (other than shares of Common Stock) or evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any of its securities (excluding those rights or warrants referred to in subparagraph (iv) above) (any of the foregoing being hereinafter in this subparagraph (v) called the "Securities"), then, in each such case, the Warrant Price shall be adjusted so that the same shall equal the price determined by multiplying the Warrant Price in effect immediately prior to the date of such distribution by a fraction the numerator of which shall be the Fair Market Value (as

CUSIP No. 888 706108                                        Page 40 of 51


         defined above) of the Common Stock with a Determination Date as of the record date mentioned above, less the then fair market value (as determined by a nationally recognized independent investment banking firm jointly selected by the Company and the holder of this Warrant or, if such selection cannot be made within five (5) Business Days after the record date referred to above, by a nationally recognized independent investment banking firm selected by the American Arbitration Association) of the portion of the Securities so distributed allocable to one share of Common Stock, and the denominator of which shall be the Fair Market Value of the Common Stock. Such adjustment shall become effective immediately prior to the opening of business on the day following the record date for the determination of shareholders entitled to receive such distribution. In the event that such distribution is not so made, the Warrant Price shall again be adjusted to be the Warrant Price which would then be in effect if such date fixed for the determination of shareholders entitled to receive such distribution had not been fixed.

                          (vi) All calculations under this Section 3 shall be made to the nearest one tenth (1/10) of a cent or to the nearest one tenth (1/10) of a share, as the case may be.

                 (b) Whenever the Warrant Price shall be adjusted as provided in this Section 3 the Company shall forthwith file, at the office of the Company or any transfer agent designated by the Company for the Common Stock, a statement, signed by its chief financial officer, showing in detail the facts requiring such adjustment and the adjusted Warrant Price. The Company shall also cause a copy of such statement to be sent by first-class certified mail, return receipt requested, postage prepaid, to each holder of a Warrant at his or its address appearing on the Company's records. Where appropriate, such copy may be given in advance and may be included as part of a notice required to be mailed under the provisions set forth immediately below.

                 (c) In the event the Company shall propose to take any action of the types described in Section 3(a) or Section 10, the Company shall give notice to each holder of a Warrant in the manner set forth herein, which notice shall specify the record date, if any, with respect to any such action and the date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Warrant Price then in effect

CUSIP No. 888 706108                                        Page 41 of 51


and the number, kind or class of shares or other securities or property which shall be delivered or purchasable upon the occurrence of such action or deliverable upon exercise of this Warrant. In the case of any action which would require the fixing of a record date, such notice shall be given at least twenty (20) days prior to the date so fixed, and in case of all other action, such notice shall be given at least thirty (30) days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

4.       Adjustment of Warrant Shares.

                 Upon each adjustment of the Warrant Price as provided in
Section 3, the holder hereof shall thereafter be entitled to subscribe for and purchase, at the Warrant Price resulting from such adjustment, the number of Warrant Shares equal to the product of (i) the number of Warrant Shares existing prior to such adjustment and (ii) the quotient obtained by dividing
(A) the Warrant Price existing prior to such adjustment by (B) the new Warrant Price resulting from such adjustment. No fractional shares of Common Stock shall be issued as a result of any such adjustment, and any fractional shares resulting from the computations pursuant to this paragraph shall be eliminated without consideration.

5.       Covenants.

                 The Company covenants and agrees that:

                           (i) all shares of Common Stock and any other securities which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof;

                           (ii) the Company will from time to time take all such action as may be requisite to assure that the stated or par value per share of the Common Stock is at all times equal to or less than the then effective Warrant Price per share of Preferred Stock issuable upon exercise of this Warrant;

                          (iii)   the Company will at all times have
         authorized and reserved, free from preemptive rights, a sufficient number of shares of its Common Stock and any other securities to provide for the exercise of the rights represented by this Warrant;

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CUSIP No. 888 706108                                        Page 42 of 51


                          (iv) if any shares of Common Stock or any other securities to be reserved to provide for the exercise of this Warrant require registration with or approval of any Governmental Authority under any Federal or state law before such shares may be validly issued or delivered upon exercise, then the Company will in good faith and expeditiously as possible endeavor to secure such registration or approval, as the case may be; and

                           (v) if and so long as the Common Stock or any other securities issuable upon the exercise of this Warrant are listed on Nasdaq, any national securities exchange or any comparable system, the Company will, if permitted by the rules of such exchange or system, list and keep listed on such exchange or system, upon official notice of issuance, all shares of such capital stock.

6.       No Shareholder Rights.

                 This Warrant shall not entitle the holder hereof to any voting rights or other rights as a shareholder of the Company.

7.       Restrictions on Transfer.

                 (a) This Warrant and the Warrant Shares issuable upon exercise hereof are subject to restrictions on transfer contained in the Stockholders and Registration Rights Agreement (the "Stockholders Agreement"), dated as of June 9, 2000, between the Company and AOL. No transfer, sale, assignment, pledge, hypothecation or other disposition of this Warrant or the Warrant Shares issuable upon exercise hereof may be made except in accordance with the provisions of the Stockholders Agreement.

                 (b) The holder of this Warrant acknowledges that neither this Warrant nor the Warrant Shares have been registered under the Securities Act of 1933, as amended (the "Securities Act") and the holder of this Warrant agrees that no sale, transfer, assignment, hypothecation or other disposition of this Warrant or the Warrant Shares shall be made in the absence of (i) current registration statement under the Securities Act as to this Warrant or the Warrant Shares and the registration or qualification of this Warrant or the Warrant Shares under any applicable state securities laws is then in effect or (ii) an opinion of counsel reasonably satisfactory to the Company to the effect that such registration or qualification is not required.

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CUSIP No. 888 706108                                        Page 43 of 51


                 (c) Each certificate or other instrument for Warrant Shares issued upon exercise of this Warrant shall, if required under the Securities Act or the rules promulgated thereunder, be imprinted with a legend substantially to the effect set forth in each of Sections 7(a) and 7(b).

8.       Rights of the Holder.

                 Anything contained herein to the contrary notwithstanding, the shares of Common Stock issuable upon exercise of this Warrant shall be entitled to all rights and benefits accorded thereto in any investor rights or shareholders or similar agreement between and/or among the Company and the holders of the Common Stock, and the Company shall take all actions and shall execute and deliver all documents necessary or desirable, including any amendments to such agreement(s) to make the holder a party thereto.

9.       Transfer of Warrant.

                 (a) Subject to the restriction set forth in Section 7, this Warrant and all rights and obligations hereunder (including the obligation to purchase all or a portion of the Mandatory Warrant Shares) are transferable, in whole, or in part, at the agency or office of the Company referred to in Section 2, by the holder hereof in person or by duly authorized attorney, upon surrender of this Warrant properly endorsed, together with a written assignment of this Warrant substantially in the form of Exhibit B hereto. Upon surrender at such agency or office, this Warrant may be exchanged for a Warrant or Warrants in other denominations or the transfer thereof may be registered in whole or in part; provided that such other Warrants evidence the same aggregate number of Warrant Shares as the Warrant so surrendered.

                 (b) The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) a new Warrant under this Section 9. The Company will pay all documentary stamp taxes attributable to the initial issuance of this Warrant and of the Warrant Shares upon the exercise of this Warrant. Notwithstanding the foregoing, the Company will not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance of any Warrant or any certificates for Warrant Shares in a name other than that of the registered holder of such Warrant, and the Company shall not be required to issue or deliver such Warrant unless or until the person or persons requesting the issuance thereof shall have paid

CUSIP No. 888 706108                                        Page 44 of 51


to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

                 (c) The Company agrees to maintain, at its aforesaid office or agency, books for the registration or transfer of the Warrants.

10.      Reorganizations, Etc.

                 In case of any capital reorganization, of any reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any change in the Common Stock) or of the sale of all or substantially all the properties and assets of the Company as an entirety to any other corporation, this Warrant shall, after such reorganization, reclassification, consolidation, merger or sale, be exercisable for the kind and number of shares of stock or other securities or property of the Company or of the corporation resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold to which such holder would have been entitled if he had held the Common Stock issuable upon the exercise hereof immediately prior to such reorganization, reclassification, consolidation, merger or sale. In any such reorganization or other action or transaction described above, appropriate provision shall be made with respect to the rights and interests of the holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Warrant Price and of the number of shares purchasable and receivable upon the exercise of this Warrant) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company will not effect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation or entity (if other than the Company) resulting from such transaction or the corporation or entity purchasing such assets shall assume by a written instrument, executed and mailed or delivered to the registered holder hereof at the last address of such holder appearing on the books of the Company, the obligation to deliver to such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase.

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CUSIP No. 888 706108                                        Page 45 of 51


11.      Lost, Stolen, Mutilated or Destroyed Warrant.

                 If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may in its reasonable discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

12.      Modification and Waiver.

                 This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

13.      Notices.

                 All notices, advices and communications to be given or otherwise made to any party to this Warrant shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopier or duly sent by first class registered or certified mail, return receipt requested, postage prepaid, or by overnight courier, or by electronic mail, with a copy thereof to be sent by mail (as aforesaid) within 24 hours of such electronic mail, addressed to such party at the address set forth below or at such other address as may hereafter be designated in writing by the addressee to the addresser listing all parties:

                 (a)      If to the Company, to:

                          TiVo Inc.
                          2160 Gold Street
                          Alviso, CA 95002
                          Attention:  Chief Financial Officer
                          Telecopier:  (408) 519-5333
                          e-mail address:  dave@tivo.com; and

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CUSIP No. 888 706108                                        Page 46 of 51


                 (b)      If to AOL as follows:

                          America Online, Inc.
                          22000 AOL Way
                          Dulles, Virginia  20166
                          Attention:  General Counsel
                          Telecopier:  (703) 265-1495
                          e-mail address:  PTCapp@aol.com

Or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery or delivery by telecopier, on the date of such deliver, (ii) in the case of nationally recognized overnight courier, on the next Business Day after the date when sent and (ii) in the case of mailing, on the third Business Day following that on which the piece of mail containing such communication is posted.

14.      Binding Effect on Successors; Survival.

                 This Warrant shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets. All of the obligations of the Company relating to the Common Stock issuable upon the exercise of this Warrant shall survive the exercise and termination of this Warrant. All of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of AOL.

15.      Descriptive Headings and Governing Law.

                 The description headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. This Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York.

16.      Fractional Shares.

                 No fractional shares shall be issued upon exercise of this Warrant. The Company shall, in lieu of issuing any fractional share, pay the holder entitled to such fraction a sum in cash equal to such fraction multiplied by the then Fair Market Value of one Warrant Share.

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CUSIP No. 888 706108                                        Page 47 of 51


17.      Limitation of Liability.

                 Except as specifically set forth in Section 2(b), no provision of this Warrant, in the absence of affirmative action by the holder hereof to purchase Warrant Shares, and no enumeration in this Warrant of the rights or privileges of the holder hereof, shall give rise to any liability of such holder for the purchase price of any Warrant Shares or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

18.      Remedies.

                 The Company and the holder of this Warrant each stipulates that the remedies at law of each party hereto in the event of any default or threatened default by the other party in the performance or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

19.      Counterparts.

                 This Warrant may be executed by any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts will together constitute one and the same instrument.

20.      Severability.

                 The provisions of this Warrant are severable, and if any clause or provision may be held invalid, illegal or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability will affect only that clause or provision, in part thereof, in that jurisdiction, and shall not in any manner affect that clause or provision or any other clause or provision in this Warrant in any other jurisdiction.

21.      Nonwaiver.

                 No course of dealing or any delay or failure to exercise any right under this Warrant by any holder of this Warrant will operate as a

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CUSIP No. 888 706108                                        Page 48 of 51


waiver of such right or otherwise prejudice such holder's rights, power or remedies.

                 [Remainder of page intentionally left blank.]

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CUSIP No. 888 706108                                        Page 49 of 51


                 IN WITNESS WHEREOF, the undersigned have caused this Warrant to be executed by their duly authorized officers on the date first above written.

                                          TIVO INC.

                                          By:  /s/ David H. Courtney
                                               -------------------------
                                               Name: David H. Courtney
                                               Title: Senior VP, Finance &
                                                      Administration


ATTEST:  /s/ Alan C. Mendelson
         ---------------------
         Alan C. Mendelson, Secretary


                                          AMERICA ONLINE, INC.

                                          By:  /s/ Lynda Clarizio
                                               -------------------------
                                          Name: Lynda Clarizio
                                          Title: Senior Vice President

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CUSIP No. 888 706108                                        Page 50 of 51


                                   Exhibit A

                              Notice of Exercise

                    [To be signed upon exercise of Warrant]

                 The undersigned, the holder of the Warrant, hereby irrevocably elects to exercise the purchase rights represented by such Warrant for, and to purchase thereunder, _________ shares of _________ of TiVo Inc. and herewith makes payment of $_________ therefor, and requests that the certificates for such shares be issued in the name of and delivered to, _________________________________, whose address is
_________________________________________________.

Dated:_____________
                                           _________________________________
                                           (Signature)


                                           _________________________________
                                           (Address)

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CUSIP No. 888 706108                                        Page 51 of 51


                                   Exhibit B

                              Form of Assignment

                 [To be signed only upon transfer of Warrant]

                 For value received, the undersigned hereby sells, assigns and transfers unto the right represented by the Warrant to purchase _______ shares of _________ of TiVo Inc., to which the Warrant relates, together with the obligation, on the terms set forth in the Warrant, to purchase _________ Mandatory Warrant Shares, and appoints Attorney to transfer such right on the books of TiVo Inc., with full power of substitution in the premises.

Dated:_____________

                                           ____________________________
                                           (Signature)

Signed in the presence of:

______________________________